Filed by NetIQ Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                         Subject Company:  WebTrends Corporation
                                                   Commission File No. 000-25215


NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement with WebTrends Corporation. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from NetIQ Press Relations at (713) 548-1863.

WebTrends Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from WebTrends shareholders with respect to the transactions contemplated by the merger agreement with NetIQ Corporation. Information regarding such officers and directors is included in WebTrends' proxy statement filed with the SEC on April 4, 2000. This document is available free of charge at the SEC website at www.sec.gov and from WebTrends Press Relations at (503) 294-7025 ext 2362.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

                                Begin Interview

Mendelson: Hello, and welcome to another installment of Wit SoundView's CEO Interview Series.

My name is Jim Mendelson and I follow infrastructure software companies for Wit SoundView. I am joined today by my colleague Paul Saunders who covers Internet Commerce and Infrastructure companies.

Today we are interviewing Ching-Fa Hwang, CEO of NetIQ and Eli Shapira, CEO of WebTrends. Earlier in January, NetIQ and WebTrends announced the merger of their two companies.

Saunders: NetIQ is a leader in Windows eBusiness infrastructure management while WebTrends is a leader in Web analytics and eBusiness intelligence.

In other words, NetIQ creates software that allows companies to monitor and manage the performance and complexities of software applications, servers and networks, While WebTrends, on the other hand, creates software that allows companies to manage web servers and other internet-based servers.

Together, the combined company will be a leading provider of Infrastructure Management and Intelligence Solutions.

And today, we are very happy to be joined by Ching and Eli.

Mendelson: So, Ching why did NetIQ choose to merge with WebTrends?

Ching:

From a product strategy perspective, NetIQ has been focused on not only providing the most comprehensive management and monitoring of e-business infrastructures, but also delivering value beyond management and monitoring by enhancing our products in the areas of advanced reporting and analytics concerning system and application usage.

NetIQ and WebTrends have seen - and in fact been intimately involved with - the explosive growth of e-business infrastructures in corporate IT departments. NetIQ has been focused more on the back end infrastructure components, such as servers, applications, and directories, while WebTrends has been focused more on the front-end components, such as web servers and web applications


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


Joining forces with WebTrends, which brings unique strengths in both security management and e-business intelligence, is the next logical step in NetIQ's strategy to become the unparalleled leader in the overall e-business infrastructure management for both Windows and non-Windows platforms.

The combined company will be uniquely positioned to provide enterprise organizations, e-businesses and service providers, the most comprehensive end-to-end infrastructure management and intelligence solutions for all the components of an organization's e-business infrastructure -- from the back-end servers' networks and directories to the front-end Web servers and applications.

Saunders:  And, Eli can you tell us why NetIQ looked attractive to WebTrends?

Eli

Sure. There are many reasons this merger makes sense now. From a company perspective, NetIQ is the leader in their market segment and we are a leader in ours, and there are a lot of synergies from a technology, sales distribution and product perspective. Clearly there is no product overlap. Besides our strength in web analytics and ebusiness intelligence, our combination of security management products with NetIQ's Security Manager product line makes a compelling security management suite, ready for distribution now. NetIQ's AppAnalyzer is an email analytics and reporting product that fits perfectly into the WebTrend's family of products.

Other factors include NetIQ's arrangement with Microsoft that names NetIQ as the premier ISV for advanced reporting and analytics allows us to develop a stronger relationship with Microsoft and, through their support, increase the distribution of our broad product line. I think in the end we envision a longer-term product integration strategy combining the elements of NetIQ's back end


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


server, application, and networking technologies with WebTrend's front-end web traffic and web-server monitoring, analytics and reporting

Mendelson: Thanks Eli. You know....it would be really helpful if you could give us some easy-to-understand examples of how a customer would use the combined products of the companies in a synergistic way.

Eli:

Essentially both WebTrends and NetIQ are selling to the same customer in the IT department and the CIO at the enterprise level.

In addition to our traffic and event analysis and report solutions, that have significant synergies, a good example of products that can be used in combination are the security solutions that each company offers today.

NetIQ Security Manager provides real-time intrusion detection that identifies hacker break-ins into a system, while the WebTrend's Security Analyzer and Firewall management products provide vulnerability assessment and real-time firewall traffic analysis.

A combined WebTrends / NetIQ security product will provide our customers with a significantly more powerful solution to better secure an organization's infrastructure, while auditing and preventing security breaches - covering all aspects of the infrastructure, from web servers to Windows-based servers.

This example of an integrated solution can be very appealing to our combined customer base and specifically to our managed service providers that host e-business infrastructure for their own customers and deliver managed security services.

Mendelson:Thanks Eli....Ching, less than a year ago you merged with Mission
Critical Software. Why did you choose to make this acquisition now?

Ching:

Our customers are increasingly demanding more comprehensive solutions to manage their entire distributed infrastructure environment, which creates significant market opportunities for us. The time is right. In the last two quarters we have successfully completed the merger with Mission Critical Software and negotiated the landmark License, Development and Marketing agreement with Microsoft. We are now ready to continue our accelerated growth by combining the two leaders in their respective space to become a powerhouse providing complete end-to-end solutions that our customers demand.

Saunders: And, why did you buy instead of partner?

Ching:

The market opportunity is SO GREAT that in order to capture it, we felt that only through acquisition could we really react fast enough. Together we believe we can carve out a definitive space as the leading supplier for e-business infrastructure management and intelligence solutions.

In addition to providing significantly enhanced offerings to our customers, the merger will also provide compelling opportunities for our employees and immediate value to our shareholders with significant participation in a compelling growth opportunity

Mendelson: What is WebTrends' key competitive advantage?

Eli

From a technology perspective, WebTrends has developed over the years a reputation for its scalability and ease of use. Our products are being used today by more than half of Fortune 500 companies and by some for the largest sites on the Internet.

In addition to our technology and brand advantage we also have a very broad product line that not only provides web traffic analysis but also covers all of the critical management functionality that our customers require, including management of proxy servers, caching systems, web servers, firewalls, content management systems, and even streaming media servers.

The WebTrends customer base of 50,000 users and our diverse distribution strategy, both domestically and internationally, help us propel our business, increase our profitability, accelerate our revenue growth and get significantly ahead of the competition.

Our strong financial performance has given our customers the confidence to select WebTrends as their premier vendor and partner for e-business management solutions.

Saunders: Ching. What do you see as the key competitive advantage for the combined company?

Ching:

The merger with WebTrends propels us to a new level. The combined company will be uniquely positioned to provide enterprise organizations, e-businesses and service providers with the most comprehensive infrastructure


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


management and intelligence solutions for all the components of their e-business infrastructure - from back end servers, networks and directories to front-end Web servers and applications.

Today, not one of our competitors combines the breadth of infrastructure management solutions that we provide with Intelligence/Web visitor solutions offered by WebTrends, thereby giving NetIQ further differentiation of being the leader in the infrastructure management space -- and it truly marks us as the company to watch in this space.

In a recent Gartner Group report it stated quote that the "planned acquisition of WebTrends will position NetIQ to challenge the leading network and systems management companies " end quote and quote "Rather than competing with the network and systems management market leaders in the usual game that emphasizes infrastructure instrumentation, NetIQ seeks to change the rules by tying already-plentiful IT data information with information on web visitors to improve the manageability of e-business systems."

The agreement with Microsoft also gives the company significant competitive advantages. As part of this agreement, NetIQ will receive $175 million in license revenue over the next three years. But more importantly, Microsoft has endorsed NetIQ as the Premier ISV for security management, advanced reporting and analytics, and cross-platform operations management.

Mendelson: Outline the segments you target and the key customers for each company?

Ching:

     NetIQ and WebTrends are focused on enterprise organizations, e-businesses and service providers who are looking to optimize the manageability, availability, and security of their Windows- and non-Windows-based platforms, applications and devices, and Internet-based systems.


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


     Both companies serve a number of large enterprises, including many Fortune 100 companies. NetIQ's large customers include Microsoft, Charles Schwab, Nasdaq and Shell Services International. WebTrends' works with over 50,000 customers world-wide providing solutions for the largest e-businesses in the world such as: American Express, AT&T, Cable & Wireless, Dow Jones & Company, EDS, IBM, Microsoft, NASA, NCR, PSINet, and UUNet.

Saunders: Well, we are just about out of time. Are there any final words you would have for our audience?

Ching:

Yes. Thanks. I firmly believe that these organizations are a superb fit from a market, cultural and financial standpoint. The strategic rationale is very clear.

Both companies are established leaders in their respective market space, and these markets are growing rapidly and converging.

We have demonstrated the ability to successfully complete a merger while continuing to grow revenues at a rapid pace. WebTrends has also demonstrated significant growth, growing revenues organically from $20 million in calendar year 1999 to more than $60 million in calendar year 2000.

We believe our combined products can further leverage NetIQ's unique relationship with Microsoft, by providing solutions that work in conjunction with Microsoft's Operations Manager, expected to be released later this year.

Both companies believe in business fundamentals, and have grown profits as a percentage of revenue every quarter for the past two years, producing a pro-forma combined operating profit of more than 20% in the quarter ended this past December.

And finally, the resulting management team is very experienced and highly motivated.

I can assure you we will be sharply focused on managing this organization for growth; creating shareholder value and continuing to deliver the solutions our customers require.


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


NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

WebTrends Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from WebTrends shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WebTrends' proxy statement filed with the SEC on April 4, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the WebTrends contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

Contacts:

For WebTrends Corporation

Bill Schneider, Press Relations
(503) 294-7025 ext. 2362
bschneider@webtrends.com

Nanci Werts, Investor Relations
(503) 294-7025 ext. 2564
investor@webtrends.com

NetIQ Corporation

Susan Torrey, Press Relations
(713) 548-1863
susan.torrey@netiq.com


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